UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                          For the month of August, 2006

                           SPIRENT COMMUNICATIONS plc
      _____________________________________________________________________
                 (Translation of registrant's name into English)

   Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                  RH10 9QL, UK.
      _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________







                   NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of listed company

SPIRENT COMMUNICATIONS PLC


2. Name of shareholder with a major interest

LEXA B.V.


3. Please state whether notification indicates that regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

IN RESPECT OF THE BENEFICIAL HOLDING OF LEXA B.V.


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

LEXA B.V.


5. Number of shares / amount of stock acquired

N/A


6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A


7. Number of shares / amount of stock disposed

N/A


8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A


9. Class of security

ORDINARY SHARES OF 3 & 1/3 PENCE EACH


10. Date of transaction

30 AUGUST 2006 (SEE ADDITIONAL INFORMATION)


11. Date company informed

30 AUGUST 2006


12. Total holding following this notification

120,000,000 ORDINARY SHARES


13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

13.03%


14. Any additional information

SPIRENT COMMUNICATION PLC IS CURRENTLY OPERATING A SHARE BUY BACK PROGRAMME AND AS AT 30 AUGUST 2006 HAD PURCHASED 50,990,000 SPIRENT COMMUNICATIONS PLC ORDINARY SHARES OF 3&1/3 PENCE INTO TREASURY OUT OF A TOTAL ISSUED SHARE CAPITAL OF 971,934,304 SHARES. AS SHARES HELD IN TREASURY ARE NOT INCLUDED IN THE CALCULATION OF HOLDINGS OF MAJOR SHAREHOLDERS A CONSEQUENCE OF THE BUY-BACK PROGRAMME HAS BEEN THAT THE PERCENTAGE HOLDING OF LEXA B.V. HAS INCREASED FROM 12.4% OF THE ISSUED SHARE CAPITAL TO 13.03% OF THE ISSUED SHARE CAPITAL, ALTHOUGH THE ACTUAL NUMBER OF SHARES HELD OF 120,000,000 REMAINS UNCHANGED.


15. Name of contact and telephone number for queries

WARREN NASH - 01293 767676


16. Name and signature of duly authorised company official of the listed company responsible for making this notification

WARREN NASH


Date of notification

31 AUGUST 2006





                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______MICHAEL ANSCOMBE______

                                                     (Registrant)

Date __ 31 August 2006                    By   ____/s/ Michael Anscombe____

                                                    (Signature)*